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                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                        INTENSIVA HEALTHCARE CORPORATION
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                                (Name of Issuer)

                         Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                 45815Y 10 5
                               --------------
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                     13G


  1     NAMES OF REPORTING PERSONS/
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        BURR, EGAN, DELEAGE & CO./04-2681308
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        N/A                                                     (A) [ ]
                                                                (B) [ ]

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  3     SEC USE ONLY

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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        MASSACHUSETTS
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                                      5             SOLE VOTING POWER
           NUMBER OF
                                                    N/A
            SHARES                    ------------------------------------------
                                      6             SHARED VOTING POWER
         BENEFICIALLY
                                                    815,831 (See Attachment A)
           OWNED BY                   ------------------------------------------
                                      7             SOLE DISPOSITIVE POWER
             EACH
                                                    N/A
           REPORTING                  ------------------------------------------
                                      8             SHARED DISPOSITIVE POWER
            PERSON
                                                    815,831 (See Attachment A)
             WITH
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        815,831 (See Attachment A)

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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

        N/A

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  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        8.2%

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  12    TYPE OF REPORTING PERSON

        IA
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Item 1(a)  Name of Issuer:

           Intensiva HealthCare Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           7733 Forsyth Boulevard, 11th Floor
           St. Louis, Missouri  63105

Item 2(a)  Name of Person Filing:

           This report is being filed on behalf of:  Burr, Egan, Deleage & Co.

Item 2(b)  Address of Principal Business Offices or, if none, Residence:

           One Post Office Square
           Suite 3800
           Boston, Massachusetts  02109

Item 2(c)  Citizenship

           Massachusetts

Item 2(d)  Title of Class of Securities:

           Common Stock, $.001 par value

Item 2(e)  CUSIP Number:

           45815Y 10 5

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

           (a)   [   ]  Broker or Dealer registered under Section 15 of the Act
           (b)   [   ]  Bank as defined in Section 3(a)(6) of the Act
           (c)   [   ]  Insurance Company as defined in Section 3(a)(19) of
                        the Act
           (d)   [   ]  Investment Company registered under Section 8 of
                        the Investment Company Act
           (e)   [   ]  Investment Adviser registered under Section 203
                        of the Investment Advisers Act of 1940
           (f)   [   ]  Employee Benefit Plan, Pension Fund which is
                        subject to the provisions of the Employee Retirement
                        Income Security Act of 1974 or Endowment Fund; see
                        Section  240.13d-1(b)(1)(ii)(F)
           (g)   [   ]  Parent Holding Company, in accordance with
                        Section  240.13d-1(b)(ii)(G)
           (h)   [   ]  Group, in accordance with Section
                        240.13d-1(b)(1)(ii)(H)

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Item 4.  Ownership.

    (a)  Amount Beneficially Owned:

         815,831 (See Attachment A)

    (b)  Percent of Class:

         8.2%

    (c)  Number of shares as to which such person has:

         (i)     Sole power to vote or to direct the vote

                 N/A

         (ii)    Shared power to vote or to direct the vote

                 815,831 (See Attachment A)

         (iii)   Sole power to dispose or to direct the disposition of

                 N/A

         (iv)    Shared power to dispose or to direct the disposition of

                 815,831 (See Attachment A)

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable



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Item  10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.



                                             BURR, EGAN, DELEAGE & CO.

                                             /s/ Eileen McCarthy
                                             ----------------------------
                                             By: Eileen McCarthy
Date: February __, 1997                      Title: Vice-President







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ATTACHMENT A


                        INTENSIVA HEALTHCARE CORPORATION


Burr, Egan, Deleage & Co. directly or indirectly provides investment advisory services to various venture capital funds, including Alta V Limited Partnership and Customs House Partners. The respective general partners of these funds exercise sole voting and investment power with respect to the shares held by such funds. The beneficial ownership of these two funds at December 31, 1996 is as follows:

                                              Common Shares


             Alta V Limited Partnership           807,345
             Customs House Partners                 8,486
                                                  -------

                                Total:            815,831
                                                  =======
The principals of Burr, Egan, Deleage & Co. are General Partners of Alta V Management Partners, L.P. (the General Partner of Alta V Limited Partnership) and Customs House Partners. As General Partners of the funds, they may be deemed to share voting and investment powers for the shares held by the funds. These principals disclaim beneficial ownership of all such shares held by all of the aforementioned funds except to the extent of their appropriate pecuniary interests therein.